June 10, 2025

Roy Choi
Manager
Knighted Pastures, LLC
1933 S. Broadway, Suite 1146
Los Angeles, CA 90007

       Re: Knighted Pastures, LLC
           Allied Gaming & Entertainment, Inc.
           DFAN14A Filed June 5, 2025
           Filed by Knighted Pastures, LLC et al.
           File No. 001-38226
Dear Roy Choi:

       We have reviewed your filing and have the following comment.

        Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.
Defined terms used herein have the same meaning as in your soliciting materials.

DFAN14A Filed June 5, 2025
Press Release Dated June 5, 2025

1. Avoid making statements that directly or indirectly impugn character, integrity or personal reputation or make charges concerning improper, illegal or immoral conduct without factual foundation. See Note (b) to Rule 14a-9. Provide us supplementally the factual foundation for your statement that "[t]he Board has repeatedly engaged in self-
       serving transactions that have diluted stockholders, lacked transparency, and put shares into friendly hands, all in an effort to insulate the directors from accountability, while continuing to waste stockholder capital" and refrain from including similar statements in future soliciting materials without a factual foundation. June 10, 2025
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Shane Callaghan at 202-551-6977 or Daniel Duchovny at 202-551-3619.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions